SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)

TF Financial Corporation
(Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

872391107
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,564
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 33,564
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.07%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,242
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,242
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.93%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,339
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,339
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.93%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.60%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,557
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,557
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS CBPS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,680
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,680
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.34%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,488
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,488
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.33%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,161
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 88,161
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,770
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 161,770
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.13%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Dennis Pollack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,702
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,702
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 872391107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 2.	Identity and Background.

(a-c) This statement is being filed by Seidman and Associates LLC ("SAL"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman Investment Partnership, LP ("SIP"), a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Seidman Investment Partnership II, LP ("SIPII"), a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Broad Park Investors, LLC, ("Broad Park"), a Delaware limited liability company formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, Suite 510, West Orange, New Jersey 07052. Pursuant to the Broad Park Letter Agreement, Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by LSBK06-08, LLC, ("LSBK"), a Florida limited liability company, organized to invest in securities, whose principal and executive offices are located at 215 Via Del Mar, Plam Beach, Florida  33480.  Veteri Place Corporation is the Trading Advisor to LSBK and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by CBPS, LLC, ("CBPS"), a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at The Clark Estates, One Rockefeller Plaza, New York, NY  10020.  Veteri Place Corporation is the Trading Advisor to CBPS and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by 2514 Multi Strategy Fund, LP, ("2514 MSF"), a Florida limited partnership, organized to invest in securities, whose principal and executive offices are located at 15310 Amberly Drive, Suite 220, Tampa, FL  33647. Pursuant to the Letter Agreement by and between 2514 MSF and Lawrence Seidman, Mr. Seidman has Power of Attorney and sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Lawrence Seidman ("Seidman") whose principal offices are located at 100 Misty Lane, 1st Floor, Parsippany, NJ 07054 and 19 Veteri Place, Wayne, NJ 07470. Mr. Seidman has sole investment discretion and voting authority for SAL, SIP, SIPII, LSBK, Broad Park, CBPS, and 2514 MSF.  Seidman serves as the manager of SAL, the President of Veteri (of which he is the sole officer and director), and investment manager of Broad Park and 2514 MSF, and accordingly has sole and exclusive investment discretion and voting authority with respect to the Shares owned by each of SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF.

This statement is also being filed by Veteri Place Corporation, ("Veteri"), a New Jersey corporation, that serves as the corporate general partner of each of SIP and SIPII; and the Trading Advisor of each LSBK and CBPS, whose principal offices are located at 100 Misty Lane, 1st Floor, Parsippany, NJ  07054 and 19 Veteri Place, Wayne, NJ  07470.

This statement is also being filed by Dennis Pollack ("Pollack"), an individual whose principal offices are located at 47 Blueberry Drive, Woodcliff Lake, NJ 07675.  Mr. Pollack has sole and exclusive investment discretion and voting authority with respect to the Shares owned by him.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of Seidman, SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF, Veteri and Pollack, is set forth in Schedule A hereto. Seidman, SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF, Veteri and Pollack shall hereinafter be referred to as "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Seidman is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the stock covered by this statement is $3,415,977.83.  As of December 17, 2013, there was no margin loan balance outstanding for any Reporting Person.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 3,149,239 Shares outstanding, as of November 13, 2013, which is the total number of Shares outstanding as reported in the Issuer's Form 10-Q for the third quarter of 2013 filed with the Securities and Exchange Commission on November 13, 2013.  The Reporting Persons own in the aggregate 171,472 Shares.  On December 17, 2013, the Reporting Persons signed an Amendment No. 2 of the Agreement previously entered into with the Issuer.  A complete copy of this Amendment No. 2 of the Agreement is incorporated herein in its entirety as Exhibit A.  Also see the Form 8-K filed by the Issuer on December 23, 2013.

A.	SAL

(a)	As of the close of business on December 17, 2013, SAL beneficially owned 33,564 Shares.

Percentage: Approximately 1.07%.

(b)	1. Sole power to vote or direct the vote: 33,564

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 33,564

4. Shared power to dispose or direct the disposition: 0

(c)	SAL has not had any transactions in the Shares during the past 60 days.

B.	SIP

(a)	As of the close of business on December 17, 2013, SIP beneficially owned 29,242 Shares.

Percentage: Approximately 0.93%.

(b)	1. Sole power to vote or direct the vote: 29,242

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 29,242

4. Shared power to dispose or direct the disposition: 0

(c)	SIP has not had any transactions in the Shares during the past 60 days.

C.	SIPII

(a)	As of the close of business on December 17, 2013, SIPII beneficially owned 29,339 Shares.

Percentage: Approximately 0.93%.

(b)	1. Sole power to vote or direct the vote: 29,339

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 29,339

4. Shared power to dispose or direct the disposition: 0

(c)	SIPII has not had any transactions in the Shares during the past 60 days.

D.	LSBK

(a)	As of the close of business on December 17, 2013, LSBK beneficially owned 18,900 Shares.

Percentage: Approximately 0.60%.

(b)	1. Sole power to vote or direct the vote: 18,900

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 18,900

4. Shared power to dispose or direct the disposition: 0

(c)	LSBK has not had any transactions in the Shares during the past 60 days.

E.	Broad Park

(a)	As of the close of business on December 17, 2013, Broad Park beneficially owned 29,557 Shares.

Percentage: Approximately 0.94%.

(b)	1. Sole power to vote or direct the vote: 29,557

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 29,557

4. Shared power to dispose or direct the disposition: 0

(c)	Broad Park has not had any transactions in the Shares during the past 60 days.

F.	CBPS

(a)	As of the close of business on December 17, 2013, CBPS beneficially owned 10,680 Shares.

Percentage: Approximately 0.34%.

(b)	1. Sole power to vote or direct the vote: 10,680

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 10,680

4. Shared power to dispose or direct the disposition: 0

(c)	CBPS has not had any transactions in the Shares during the past 60 days.

G.	2514 MSF

(a)	As of the close of business on December 17, 2013, 2514 MSF beneficially owned 10,488 Shares.

Percentage: Approximately 0.33%.

(b)	1. Sole power to vote or direct the vote: 10,488

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 10,488

4. Shared power to dispose or direct the disposition: 0

(c)	2514 MSF has not had any transactions in the Shares during the past 60 days.

H.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 29,242 Shares owned by SIP and the 29,339 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 18,900 Shares owned by LSBK and the 10,680 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 88,161 Shares.

Percentage: Approximately 2.80%.

(b)	1. Sole power to vote or direct the vote: 88,161

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 88,161

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri, SIP, SIPII, LSBK and CBPS have not entered into any transactions in the Shares during the past 60 days.

I.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 33,564 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 29,242 Shares owned by SIP and the 29,339 Shares owned by SIPII, and (iii) as the sole officer of Veteri, the Trading Advisor of each of LSBK and CBPS, may be deemed the beneficial owner of the 18,900 Shares owned by LSBK and the 10,680 Shares owned by CBPS, and (iv) as the investment manager for each of Broad Park and 2514 MSF, may be deemed the beneficial owner of the 29,557 Shares owned by Broad Park and the 10,488 Shares owned by 2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 161,770 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 5.13%.

(b)	1. Sole power to vote or direct the vote: 161,770

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 161,770

4. Shared power to dispose or direct the disposition: 0

(c)	Seidman, Veteri, SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF have not entered into any transactions in the Shares during the past 60 days.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

J.	Pollack
(a)	As of the close of business on December 17, 2013, Pollack beneficially owned 9,702 Shares.

Percentage: Approximately 0.31%.

(b)	1. Sole power to vote or direct the vote: 9,702

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 9,702

4. Shared power to dispose or direct the disposition: 0

(c)	Pollack has not entered into any transactions in the Shares during the past 60 days.

 The Reporting Persons disclaim any beneficial ownership of any Shares owned by Pollack but have included the Shares in this filing solely because the Reporting Persons requested that Pollack be added to the Board of Directors of the Issuer.

Item 7.	Material to be filed as Exhibits.

Schedule 13D
Exhibit A   Executive Officers and Director of Reporting Persons
Exhibit B   Stock Purchase Transactions
Exhibit C   Operating Agreement for Seidman and Associates, LLC with First Amendment and Letter Agreement, Second, Third, Fourth, Fifth and Sixth Amendments
Exhibit D   Second Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership, LP
Exhibit E   Second Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership II, LP
Exhibit F    Operating Agreement for LSBK06-08, LLC
Exhibit G   Letter Agreement with Broad Park Investors, LLC First Amendment and Letter Agreement dated August 31, 2005, Amendment to Letter Agreement dated April 19, 2006
Exhibit H   Letter Agreement with CBPS, LLC
Exhibit I     Letter Agreement with 2514 Multi-Strategy Fund, LP
Exhibit J     Letter Agreement with Contrarian Hedged Equity, LP
Exhibit K    Joint Filing Agreement

Schedule 13D Amendment No. 1
Exhibit A  Agreement

Schedule 13D Amendment No. 2
Exhibit A  Amendment No. 1 to Agreement

Schedule 13D Amendment No. 3
Exhibit A  Amendment No. 2 to Agreement

Signature Page to TF Financial Corporation Schedule 13D Amendment No. 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2013	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND, L.P.

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman President

/s/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

/s/ Dennis Pollack
DENNIS POLLACK

CUSIP No. 872391107

SCHEDULE A

Name	Principal Business/Occupation	Principal Business Address	Citizenship
Michael Mandelbaum	Private Investor and Businessman	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States
D. Scott Lutrell	Chief Investment Officer of LCM Group. LCM Group is an Investment Firm and the Corporate General Partner of 2514 Multi-Strategy Fund, LP.	100 S. Ashley Drive, Suite 2100, Tampa, Florida 33602	United States

CUSIP No. 872391107	EXHIBIT A

AMENDMENT NO. 2
TO
AGREEMENT

This Amendment No. 2 to Agreement (“Amendment No. 2”) is dated this 17th day of December, 2013, by and among TF Financial Corporation, a Pennsylvania corporation (the “Company”), and the individuals and entities identified on Exhibit A attached hereto (collectively, the “Group”; each individually, a “Group Member”).

RECITALS

WHEREAS, on November 4, 2011, the Company and the Group entered into an Agreement (the “Agreement”) whereby, among other things, the Company agreed to appoint one representative from the Group to the Company’s Board of Directors and the Group agreed to refrain from the taking of certain actions with respect to the Company;

WHEREAS, on December 3, 2012, the Company and the Group entered into Amendment No. 1 to the Agreement (“Amendment No. 1”) whereby, among other things, the Company and the Group agreed to change the term of the Agreement and appoint Dennis Pollack to the Strategic Alternatives Committee of the Board of Directors of the Company;

WHEREAS, pursuant to Section 9 of Amendment No. 1, the parties may amend Amendment No. 1 by an instrument in writing executed by all parties thereto; and

WHEREAS, the Company and the Group have agreed that it is in their mutual interests to amend and restate Section 7 of Amendment No. 1 in order to change the term of the Agreement, as amended, and to enter into this Amendment No. 2 as hereinafter described;

NOW, THEREFORE, in consideration of the recitals and the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.           Amendment to Section 7 – Term and Termination.  Section 7 of the Agreement, as amended by Amendment No. 1, is hereby amended and restated by deleting such Section 7 and replacing it in its entirety with the following:

“Term and Termination.  This Agreement will commence on the date hereof and shall remain in effect until November 4, 2014, or for as long as the director appointed pursuant to Section 1 of this Agreement remains a director of the Company, whichever is later, or until such earlier time as the Company shall cease to exist by reason of merger, sale of assets, liquidation, exchange of shares, or otherwise.  If, at any time during the term of this Agreement, as amended, the Group beneficially owns less than 5% of the outstanding capital stock of the Company, the Company may terminate this Agreement and the director appointed pursuant to Section 1 hereof shall automatically be deemed to have resigned from the Board of Directors and will no longer be eligible to serve on the Board of Directors. This Agreement may also be terminated by the parties hereto at any time by the written agreement of all parties to this Agreement.”

2.           Representations and Warranties of the Group Members.  The Group Members each hereby represent and warrant to the Company as of the date of this Amendment No. 2 that the Group Members each have full and complete authority to enter into this Amendment No. 2 and to make and comply with the representations, warranties and covenants contained herein, and that this Amendment No. 2 constitutes a valid and binding agreement of the Group and each Group Member.

3.           Representations and Warranties of the Company.  The Company hereby represents and warrants to the Group that the Company has full power and authority to enter into and perform its obligations under this Amendment No. 2, and the execution and delivery of this Amendment No. 2 by the Company have been duly authorized by the Board of Directors of the Company and require no other corporate action.  This Amendment No. 2 constitutes a valid and binding obligation of the Company and the performance of its terms shall not constitute a violation of its Articles of Incorporation or Bylaws.

4.           No Amendments.  All terms and conditions of the Agreement and Amendment No. 1, other than those amended hereby, are ratified and confirmed in all respects and remain in full force and effect and unchanged hereby.  The Agreement, Amendment No. 1 and this Amendment No. 2 shall be read, taken and construed as one and the same instrument.

5.           Governing Law and Choice of Forum. The internal laws of the Commonwealth of Pennsylvania, unless applicable federal law or regulation is deemed controlling, shall govern the construction and enforceability of this Amendment No. 2.  Any and all actions concerning any dispute arising hereunder shall be filed and maintained in a state or federal court, as appropriate, sitting in the Commonwealth of Pennsylvania.

6.           Severability.  If any term, provision, covenant or restriction of this Amendment No. 2 is held by any governmental authority or court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment No. 2 shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

7.           Successors and Assigns.  This Amendment No. 2 shall be binding upon and shall inure to the benefit of, and be enforceable by, the successors and assigns, and transferees by operation of law, of the parties.  Except as otherwise expressly provided for herein, this Amendment No. 2 shall not inure to the benefit of, be enforceable by, or create any right or cause of action in, any person, including any stockholder of the Company, other than the parties hereto.

8.           Binding of the Parties.  Each party signing this Amendment No. 2 agrees to be bound to the terms of the Agreement and Amendment No. 1, unless otherwise superseded by the terms herein, whether or not the signature of such party appears on said document.

9.           Amendments.  This Amendment No. 2 may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

10.           Counterparts.  This Amendment No. 2 may be executed in counterparts, each of which shall be an original, but each of which together shall constitute one and the same agreement.

This Amendment No. 2 has been duly executed and delivered by the parties hereto as of the day and year first above written.

TF FINANCIAL CORPORATION, a Pennsylvania corporation

By:	/s/ Kent C. Luftkin
Kent C. Lufkin
President and Chief Executive Officer

THE GROUP MEMBERS

/s/ Lawrence B. Seidman
Lawrence B. Seidman, Individually
/s/ Dennis Pollack
Dennis Pollack, Individually
SEIDMAN AND ASSOCIATES, L.L.C

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, President, Corporate General Partner, Veteri Place Corporation

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, President, Corporate General Partner, Veteri Place Corporation

LSBK06-08, L.L.C.

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager

BROAD PARK INVESTORS, L.L.C.

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager

CBPS, L.L.C.

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager

EXHIBIT A

The Group and Group Members

	Shares owned	Last date THRD shares purchased
Seidman and Associates, L.L.C.	33,564	8/26/2013
Seidman Investment Partnership, L.P.	29,242	5/3/2010
Seidman Investment Partnership II, L.P.	29,339	5/11/2010
LSBK06-08, L.L.C.	18,900	5/3/2010
Broad Park Investors, L.L.C.	29,557	5/3/2010
2514 Multi-Strategy Fund, L.P.	10,488	4/29/2013
CBPS, L.L.C.	10,680	8/2/2013
Lawrence B. Seidman	0	--
Dennis Pollack	9,702	9/12/2013